Exhibit 99.1

Daqo New Energy Announces Departure of Chief Financial Officer

May 1, 2015, CHONGQING, China--Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its chief financial officer, Bing Sun, is leaving the Company to pursue other professional interests, effective April 30, 2015. The Company’s Board of Directors is initiating a search for a successor. The current general manager of the Company’s Xinjiang polysilicon facilities, Mr. Shihua Su, who previously served as its financial controller, will act as acting chief financial officer until a successor is on board.

Mr. Sun has made great contributions to Daqo New Energy since he joined the Company in January 2012. His significant efforts were critical to improving the expertise of the Company’s finance department, and he played a critical role in the Company’s follow-on offerings in May 2014 and February 2015.

“We very much appreciate Bing’s contributions over the past three years. We wish him the best in his future endeavors,” said Dr. Gongda Yao, Daqo New Energy’s chief executive officer. “We have been in the process of identifying and recruiting a qualified CFO candidate and will bring the individual on board as soon as we can.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187 1658 5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.